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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

GASTAR EXPLORATION INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36729W202

(CUSIP Number)

Global Undervalued Securities Master Fund, L.P.

Attn: James K. Phillips

301 Commerce Street, Suite 1900

Fort Worth, Texas 76102

(817) 348-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 36729W202

1	Name of reporting person / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Global Undervalued Securities Master Fund, L.P.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,337,749
	8	Shared voting power -0-
	9	Sole dispositive power 8,337,749
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 8,337,749
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.4%
14	Type of reporting person (see instructions) PN

CUSIP No. 36729W202

1	Name of reporting person / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kleinheinz Capital Partners, Inc.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 8,337,749
	9	Sole dispositive power -0-
	10	Shared dispositive power 8,337,749
11	Aggregate amount beneficially owned by each reporting person 8,337,749
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.4%
14	Type of reporting person (see instructions) CO

CUSIP No. 36729W202

1	Name of reporting person / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. John B. Kleinheinz
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 8,337,749
	9	Sole dispositive power -0-
	10	Shared dispositive power 8,337,749
11	Aggregate amount beneficially owned by each reporting person 8,337,749
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.4%
14	Type of reporting person (see instructions) IN

CUSIP No. 36729W202

1	Name of reporting person / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fred N. Reynolds
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 150,000
	8	Shared voting power -0-
	9	Sole dispositive power 150,000
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 150,000
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) IN

PREAMBLE

This Amendment No. 6 to Schedule 13D amends and supplements the Schedule 13D, dated December 22, 2013, filed by Global Undervalued Securities Master Fund, L.P., a Delaware limited partnership (the “Master Fund”), Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz Inc.”), Mr. John B. Kleinheinz (collectively with the Master Fund and Kleinheinz Inc., the “Kleinheinz Parties”) and Mr. Fred N. Reynolds (collectively with the Kleinheinz Parties, the “Reporting Persons”), Amendment No. 1 thereto, dated February 28, 2014, filed by the Reporting Persons, Amendment No. 2 thereto, dated March 13, 2014, filed by the Reporting Persons, Amendment No. 3 thereto, dated September 25, 2014, filed by the Reporting Persons, Amendment No. 4 thereto, dated January 22, 2015, and Amendment No. 5 thereto, dated December 7, 2015, filed by the Reporting Persons, relating to shares of Common Stock of Gastar Exploration Ltd., now Gastar Exploration Inc., a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or other Consideration

Item 3 is amended and supplemented to add the following information for updating as of the date hereof:

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons are $35,796,949.35. The source of funds to purchase the Reporting Persons’ shares of Common Stock was the working capital of the Reporting Persons, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information for updating as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 8,487,749 shares of Common Stock. Based on a total of 80,147,147 outstanding shares of Common Stock, as reported in the Issuer’s Form 10-Q, dated November 5, 2015, the Reporting Persons’ shares represent approximately 10.590% of the outstanding shares of Common Stock.

The Master Fund owns 8,337,749 shares of Common Stock (the “Master Fund Shares”), which represent approximately 10.403% of the outstanding shares of Common Stock.

Mr. Reynolds owns 150,000 shares of Common Stock (the “Reynolds Shares”), which represent approximately 0.187% of the outstanding shares of Common Stock. Additionally, Mr. Reynolds owns 4,000 shares of the 8.625% Cumulative Preferred Stock of the Issuer.

The Master Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Master Fund Shares.

As general partner of the Master Fund, Kleinheinz Inc. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares. Kleinheinz Inc. disclaims beneficial ownership of the Master Fund Shares.

As sole owner of the Master Fund and Kleinheinz Inc., Mr. Kleinheinz may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund Shares. Mr. Kleinheinz disclaims beneficial ownership of the Master Fund Shares.

In accordance with the Joint Filing Agreement, dated December 22, 2013, by and among the Reporting Persons (the “Joint Filing Agreement”), each of the Kleinheinz Parties disclaims beneficial ownership over the Reynolds Shares.

Mr. Reynolds has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Reynolds Shares. In accordance with the Joint Filing Agreement, Mr. Reynolds disclaims beneficial ownership over the Master Fund Shares.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last sixty (60) days, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
Master Fund	12/7/2015	32,200	$1.1600
Master Fund	12/8/2015	67,800	$1.3852
Master Fund	12/14/2015	100,000	$1.3098
Master Fund	12/17/2015	100,000	$1.4282
Master Fund	12/29/2015	75,000	$1.4718
Master Fund	12/31/2015	50,000	$1.3292
Master Fund	1/8/2016	713,230	$1.1012

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

The Master Fund is the holder of $30,500,000 aggregate principal amount of the Issuer’s 8 5⁄8% Senior Secured Notes due 2018. Mr. Reynolds is the holder of $200,000 aggregate principal amount of the Issuer’s 8 5⁄8% Senior Secured Notes due 2018.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2016

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By:	Kleinheinz Capital Partners, Inc., its general partner

	By:	/s/ John B. Kleinheinz
		Name:	John B. Kleinheinz
		Title:	President

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
	Name:	John B. Kleinheinz
	Title:	President

JOHN B. KLEINHEINZ

/s/ John B. Kleinheinz

FRED N. REYNOLDS

/s/ Fred N. Reynolds